BD 8/24 *

06009813

[UNIT]ED STATES
[SECURITIES AND EX]CHANGE COMMISSION
[Washingt]on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-21381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melhado, Flynn & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne McCarthy 212-764-3608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 0 3 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd. (Address) Garden City (City) NY (State) 11530 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 4 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SEC MAIL RECEIVED PROCESSING SECTION
MAR 1 2006
WASH. D.C. 152

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 8/26

OATH OR AFFIRMATION

I, George M. Motz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Melhado, Flynn & Associates, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARION P. MESSINEO
NOTARY PUBLIC, State of New York
No. 4847183
Qualified in Nassau County
Commission Expires July 31, 2009

[signature]
Signature

President and CEO
Title

Marion P. Messineo
Notary Public

This report ** contains (check all applicable boxes):

(a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent Auditors' Report on Internal Control

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

* * * * *

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

TABLE OF CONTENTS

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

NEW YORK CITY
845 Third Avenue
New York
New York 10022
(212) 980-2470
Fax: (212) 980-2177

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Melhado, Flynn & Associates, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Melhado, Flynn & Associates, Inc. Subsidiaries as of December 31, 2005, pursuant to rule 17a-5 of the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Melhado, Flynn & Associates, Inc. Subsidiaries as of December 31, 2005.

Janover Rubinroit, LLC

February 28, 2006 (except for the *Litigation* portion of Note 12 and Note 16, as to which the date is March 30, 2006)

MELHADO, FLYNN & ASSOCIATES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 427,322
Certificate of deposit	102,000
Receivable from clearing firm	178,136
Investment management fee receivable	11,520
Securities owned equities - restricted	10,162
Furniture and equipment, net of accumulated depreciation of $770,148	89,918
Prepaid expenses	44,496
Other receivables	137,008
Other assets	39,644
	$ 1,040,206
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 576,835
Capital lease obligations	57,723
	634,558
Commitments and contingencies	
Stockholders' equity:	
Common stock, $.10 par value, 500,000 shares authorized, 488,000 shares issued, 483,240 shares outstanding	48,800
Additional paid-in capital	765,622
Accumulated deficit	(361,739)
	452,683
Less treasury stock, at cost $.10 par value, 4,760 shares	47,035
	405,648
	$ 1,040,206

The accompanying notes are an integral part of the financial statements.

MELHADO, FLYNN & ASSOCIATES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BUSINESS ORGANIZATION:

Melhado, Flynn & Associates, Inc. and Subsidiaries (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities involve the introduction of securities transactions on a fully disclosed basis to a clearing broker on behalf of customers.

The consolidated financial statements include the accounts of HealthVest Advisors, Inc. ("HVA"), a wholly-owned subsidiary of the Company. HVA is an asset management organization specializing in health care securities.

The consolidated financial statements include the accounts of Melhado, Flynn Private Client Group, LLC ("MFPCG"). On February 2, 2000, the Company entered into an operating agreement with Private Client Group, LLC, a Georgia limited liability company to form MFPCG, a Delaware limited liability company. At December 31, 2005, the Company held a 100% interest in MFPCG.

The consolidated financial statements include the accounts of Winthrop Asset Management, LLC ("WAM"). In July 1995, the Company entered into an agreement with John Winthrop & Co. Inc., a South Carolina corporation to form WAM, a Delaware limited liability company. Under the agreement, the Company and John Winthrop & Co., Inc. ("JW") each held a 50% interest in WAM. On April 1, 2001, the Company elected to purchase the membership interest of JW in accordance with the initial member agreement of WAM. Under the agreement, the Company was required to remit a percentage of net profits to JW over a five year period. On April 1, 2002, the member agreement was amended to require the Company to pay to JW a percentage of commissions referred to WAM by JW. The amended agreement eliminated the requirement that the Company remit to JW a percentage of profits for the remainder of the five year period.

All intercompany balances are eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the consolidated financial statements.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Substantially all of the Company's cash and cash equivalents are being held at the Bank of New York and National Financial Services, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

Revenue recognition

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Securities owned are valued at fair value on the consolidated statement of financial condition and unrealized gains and losses are reflected in the consolidated statement of operations.

Trading gains and losses, which are composed of both realized and unrealized, are generally presented net. They are measured by the difference between the acquisition cost and the selling price or current market or fair value, of the positions sold or held by the Company, during the year.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation of furniture and equipment is computed on the straight-line method over estimated useful lives of three to ten years.

Valuation of investments

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market are stated at the last quoted bid price. The values assigned to these investments do not necessarily represent amounts which might ultimately be realized upon the sale or other disposition since such amounts depend on future circumstances and cannot reasonably be determined until the actual sale or liquidation actually occurs.

Unrealized gains and losses resulting from changes in such valuations are reflected in income.

Income taxes

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes, which consist primarily of net operating loss carryforwards, are recognized based on the differences between financial reporting and income tax basis of assets and liabilities using enacted income tax rates.

NOTE 3 - INVESTMENT IN HEALTH REFORM TECHNOLOGY, L.P.:

The Company acted as general partner for Health Reform Technology, L.P. ("HRT" or "Partnership") in prior years continuing through July 31, 2005, when the Partnership terminated. HRT invested in equity securities of companies in the health care industry. Upon liquidation of the Partnership, in September 2005, the Company received cash in the amount of $3,764, and 1,168 shares of Micrus Endovascular Corp. ("Micrus") common stock. The shares the Company received represents their interest in the Partnership's investment in Micrus from the recent initial public offering. Based on the terms of liquidation, these shares will remain restricted until the lockup is lifted (See Note 6). As of December 31, 2005, the Company no longer has an investment in HRT.

NOTE 4 - CLEARING BROKER:

The Company clears all of its trades through National Financial Services, LLC ("NFS") on a fully disclosed basis. For this service NFS receives a percentage of the gross commission on each transaction. At December 31, 2005, the Company had $348,754 in cash and cash equivalents and $178,136 on deposit with NFS.

NOTE 5 - FURNITURE AND EQUIPMENT:

Furniture and equipment at December 31, 2005 is as follows:

Furniture and fixtures	$ 727,540
Office equipment	132,526
	860,066
Less accumulated depreciation	770,148
	$ 89,918

Included in property and equipment are both items owned by the Company and items leased by the Company under a capital lease agreement (see Note 7). Furniture and equipment owned and leased by the Company was $788,019 and $72,047, respectively, for the year ended December 31, 2005.

NOTE 6 - SECURITIES OWNED EQUITIES - RESTRICTED:

Securities owned equities represents 1,168 shares of common stock of Micrus (See Note 3). The shares were recorded at the market value on the date the Company received them. As of December 31, 2005, the market value of this security was $10,162, with a corresponding unrealized loss of $3,130 for the year ended December 31, 2005. As of December 31, 2005, these shares are still restricted due to the fact that the lockup has not been lifted. Therefore, for purposes of computing net capital in accordance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934, this asset is non-allowable.

NOTE 7 - RELATED PARTY TRANSACTIONS:

The demand note receivable in the amount of $50,000 due from a stockholder was repaid during the year. There is no outstanding balance due.

NOTE 8 - SUBORDINATED REVOLVING LOANS:

The Company had two $200,000 subordinated revolving loans, pursuant to a subordinated revolving credit agreement, bearing interest at an average rate of 7.5% per annum, payable monthly. The loans were covered by an agreement approved by the Company's designated examining authority, the National Association of Securities, Dealers, Inc., and thus were available in computing net capital in accordance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such borrowings were required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. These subordinated loans became due and payable on December 26, 2005 and March 23, 2005. Accordingly, the Company repaid the loans in full. As of December 31, 2005, there is no outstanding balance due.

NOTE 9 - INCOME TAXES:

The income tax provision at December 31, 2005, consisted of approximately the following:

Tax at statutory rate	$	(15,768)
Permanent differences		1,504
Other		10,948
	$	(3,316)

A deferred tax asset at December 31, 2005 of approximately $110,000 is related to federal net operating loss carryforwards which may be used to offset future operating income, depreciation and amortization, and other accruals. The difference between the statutory and effective rates is attributable to state and local taxes and true-up adjustments after the filing of the 2004 tax returns. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", the Company has established a valuation allowance to fully reserve the future income tax benefit of this deferred tax asset due to uncertainty about its future realization.

At December 31, 2005, the Company had a net operating loss carryforward of approximately $321,000, which expires in 2025.

NOTE 10 - NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had regulatory net capital of $94,404 which was $44,404 in excess of its required minimum regulatory net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 6.11 to 1.

Subsequent to year-end the Company was in net capital violation (See Note 15).

NOTE 11 - 401(k) PLAN:

The Company has a defined contribution 401(k) plan (the "Plan") covering all employees of the Company. All employees having reached 21 years of age have the option of joining the Plan after two full months of service. For the year 2005, employee salary deferrals are limited to $14,000, with an exception for employees 50 and over, which is limited to $18,000. The Company has the option to match employee contributions to the Plan. The Company did not make any contributions to the Plan for the year ended December 31, 2005.

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company rents office space in several locations. Obligation terms vary under each lease agreement and some lease agreements contain provisions for rent escalations. Under one of the lease agreements, the Company received free rent for the first six months, and is amortizing the related amount on a straight-line basis over the life of the related lease. Rent expense for the year ended December 31, 2005, which includes certain escalation costs, was $611,980.

In July 2004, the Company entered into capital lease agreement for telephone equipment in the amount of $72,047. The lease provides for interest at a rate of 8.05%, with monthly payments of principal, interest and sales tax of approximately $1,589 through August 2009. Minimum lease obligations at December 31, 2005 are approximately as follows for the years ending December 31,:

	Capital Lease	Operating Leases
2006	$ 14,556	$ 664,000
2007	14,607	646,000
2008	15,828	609,000
2009	12,732	613,000
2010	-	524,000
	$ 57,723	$ 3,056,000

At December 31, 2005, the Company was obligated under an irrevocable standby letter of credit in the amount of $277,000 relating to its lease obligation.

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business.

In February 2006, the Company settled an NASD arbitration involving one of its officers, in the amount of $80,000. The amount is payable in two equal installments of $40,000 payable on March 31, 2006 and June 30, 2006. An officer has committed to reimbursing the Company and will be making all reimbursements prior to the settlements being paid by the Company; therefore, an offsetting receivable has been accrued against the liability. The first payment has been made by the officer in March 2006.

NOTE 13 - CONCENTRATION OF RISK:

The Company had deposits at December 31, 2005 that were in excess of the $100,000 of depository insurance provided by the Federal Deposit Insurance Corporation.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk occurs in the event a customer, clearing agent, or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

NOTE 15 - SUBSEQUENT EVENTS:

Subordinated loan

The Company received a $100,000 capital contribution from a stockholder on December 27, 2005. Effective January 24, 2006, the capital received was converted into a NASD approved subordinated loan bearing 8% interest, maturing February 28, 2009.

Net capital violation

During January 2006 the Company incurred an inadvertent net capital violation resulting from the accrual of certain professional fees of which the Company was unaware. The Company filed a 17a-11 notification with the SEC and NASD notifying them of this violation. The net capital violation was cured during March 2006 by a combination of the results of operations of the business and a cash capital contribution of $175,000 made on March 28, 2006.

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*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	5150
CONNECTION TEL	212 869 5064
SUBADDRESS	
CONNECTION ID	
ST. TIME	08/24 22:16
USAGE T	01'48
PGS.	11
RESULT	OK

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*** ACTIVITY REPORT ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE		PGS.	RESULT	
08/22 21:41	92027729333		0228	TRANSMIT	ECM	8	NG	01'07
							8	#001
08/22 21:48	92027729333		0229	TRANSMIT	ECM	12	OK	01'54
08/22 21:51	2129681279		5140	AUTO RX	ECM	3	OK	00'49
08/22 22:06	9027729333		0230	TRANSMIT		0	NG	00'00
							0	STOP
08/22 22:07	92027729333		0231	TRANSMIT	ECM	2	OK	00'38
08/22 22:08	92027729333		0232	TRANSMIT	ECM	2	OK	00'23
08/22 22:47	312 782 9797		5141	AUTO RX	ECM	5	OK	00'42
08/23 01:37	93017781561		0233	TRANSMIT	ECM	3	OK	00'31
08/23 02:03	4029645171		5142	AUTO RX	ECM	2	OK	01'08
08/23 04:29			0234	MANUAL TX	ECM	2	OK	00'32
08/23 23:30	93017781534	WASH NATL REC CT	0235	TRANSMIT	ECM	5	OK	01'08
08/24 00:03			5143	AUTO RX	ECM	2	OK	00'24
08/24 01:07	93017781566		0236	TRANSMIT	ECM	10	OK	01'06
08/24 03:56	203 222 8898		5144	AUTO RX	ECM	3	OK	01'07
08/24 03:58	2148715401		5145	AUTO RX	ECM	3	OK	00'46
08/24 04:01	212 920 2995		5146	AUTO RX	ECM	4	OK	00'50
08/24 04:20	2027729177		5147	AUTO RX	ECM	5	OK	00'54
08/24 04:31			5148	AUTO RX	ECM	1	OK	00'19
08/24 04:32	6179513901		5149	AUTO RX	ECM	2	OK	00'40
08/24 22:16	212 869 5064		5150	AUTO RX	ECM	11	OK	01'48